CONFORMED

Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 or 15d-16
of The Securities Exchange Act of 1934

For the month of November, 2004	Commission File Number 1-12090

GRUPO RADIO CENTRO, S.A. de C.V.
(Translation of Registrant’s name into English)

Constituyentes 1154, Piso 7
Col. Lomas Altas, Mexico D.F. 11954
(Address of principal office)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F   [X]     Form 40-F   [_]

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes   [_]   No   [X]

        (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-__ .)

Press
Release

IR Contacts:

In Mexico:
Pedro Beltran / Alfredo Azpeitia.
Grupo Radio Centro. S.A. de C.V.
Tel. (5255) 5728-4800 Ext. 7018

In New York:
Maria Barona
Peter Majeski
i-advize Corporate
Communications, Inc.
Tel: (212) 406-3690
Email: grc@i-advize.com

For Immediate Release

Mexican Civil Judge Sets Aside
Arbitration Award Against Grupo Radio Centro
-GRC wins an important judgment against
Infored and Jose Gutierrez Vivo-

Mexico City, November 11, 2004, Grupo Radio Centro, S.A. de C.V., (BMV: RCENTRO-A, NYSE: RC), Mexico’s leading radio broadcasting company, announced today that Civil Judge 63 of the Federal District Superior Tribunal of Justice set aside the arbitration award that was issued on January 30, 2004 against Grupo Radio Centro by an arbitration panel established under the rules of the International Chamber of Commerce. This decision is subject to review and other legal procedures that may be initiated by the parties under Mexican law.

Company Description:
Grupo Radio Centro owns and/or operates 14 radio stations, 11 of which are located in Mexico City. The Company’s principal activities are the production and broadcasting of musical and entertainment programs, talk shows, news and special events programs. Revenue is primarily derived from the sale of commercial airtime. The Company also operates a radio network, Organizacion Impulsora de Radio, which acts as the national sales representative for, and provides programming to, Grupo Radio Centro-affiliated radio stations.

Note on Forward-Looking Statements: This release may contain projections or other forward-looking statements related to Grupo Radio Centro that involve risks and uncertainties. Readers are cautioned that these statements are only predictions and may differ materially from actual future results or events. Readers are referred to the documents filed by Grupo Radio Centro with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to Grupo Radio Centro on the date hereof, and Grupo Radio Centro assumes no obligation to update such statements.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Radio Centro, S.A. de C.V. (Registrant)

Date: November 11, 2004	By:	/s/ Pedro Beltran Nasr Name: Pedro Beltran Nasr Title: Chief Financial Officer